Exhibit 99.2

REPORT OF INDEPENDENT AUDITORS

The Partners

Circus and Eldorado Joint Venture, LLC

    (doing business as Silver Legacy Resort Casino)

We have audited the accompanying consolidated financial statements of Circus and Eldorado Joint Venture, LLC (doing business as Silver Legacy Resort Casino) and subsidiary which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Circus and Eldorado Joint Venture, LLC and subsidiary at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Report of Other Auditors on the 2011 Financial Statements

The consolidated financial statements of Circus and Eldorado Joint Venture, LLC and subsidiary for the year ended December 31, 2011, were audited by other auditors whose report dated March 30, 2012 expressed a modified opinion for going concern on those financial statements.  As described in Note 2, this uncertainty had been resolved at December 31, 2012.

/s/ Ernst & Young LLP

Las Vegas, Nevada
March 25, 2014

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(doing business as Silver Legacy Resort Casino)

CONSOLIDATED BALANCE SHEETS

As of December 31, 2013 and 2012

(In thousands)

	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,118	$12,756
Supplemental executive retirement plan assets	7,423	—
Accounts receivable, net	3,113	3,989
Inventories	2,120	1,964
Prepaid expenses and other	3,791	3,055
Total current assets	29,565	21,764
PROPERTY AND EQUIPMENT, NET	198,150	206,790
OTHER ASSETS, NET	8,201	15,258
Total Assets	$235,916	$243,812
LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,085	$6,270
Accrued interest	301	332
Accrued and other liabilities	9,482	8,969
Supplemental executive retirement plan liability	7,607	—
Current portion of long-term debt	6,000	8,000
Total current liabilities	27,475	23,571
LONG-TERM DEBT	84,500	117,871
MEMBER NOTES, NET	8,041	6,490
OTHER LONG-TERM LIABILITIES	—	10,480
Total liabilities	120,016	158,412
COMMITMENTS AND CONTINGENCIES (Note 12)
MEMBERS’ EQUITY	115,900	85,400
Total Liabilities and Members’ Equity	$235,916	$243,812

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(doing business as Silver Legacy Resort Casino)

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2013, 2012 and 2011

(In thousands)

	2013	2012	2011
OPERATING REVENUES:
Casino	$70,565	$63,031	$68,852
Rooms	33,331	29,910	31,485
Food and beverage	33,719	30,765	32,695
Other	7,821	7,921	7,613
	145,436	131,627	140,645
Less: promotional allowances	(19,595)	(16,827)	(17,790)
Net operating revenues	125,841	114,800	122,855
OPERATING EXPENSES:
Casino	37,290	34,959	37,250
Rooms	9,967	9,258	9,629
Food and beverage	21,785	20,427	22,065
Other	4,524	5,323	5,088
Selling, general and administrative	28,258	27,341	27,661
Restructuring fees	—	4,046	797
Depreciation	11,270	12,578	14,437
Change in fair value of life insurance contracts	(602)	(558)	23
Loss on disposition of assets	66	13	122
Total operating expenses	112,558	113,387	117,072
OPERATING INCOME	13,283	1,413	5,783
OTHER (INCOME) EXPENSE:
Interest expense	8,354	14,770	15,056
Interest income	—	(14)	(11)
Gain on extinguishment of debt, net	(23,960)	(2,568)	—
Total other (income) expense	(15,606)	12,188	15,045
NET INCOME (LOSS) BEFORE REORGANIZATION ITEMS	28,889	(10,775)	(9,262)
Reorganization items	407	8,621	—
NET INCOME (LOSS)	$28,482	$(19,396)	$(9,262)

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(doing business as Silver Legacy Resort Casino)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2013, 2012 and 2011

(In thousands)

	2013	2012	2011
Net income (loss)	$28,482	$(19,396)	$(9,262)
Other comprehensive income (loss):
Other comprehensive income minimum pension liability adjustment	3,544	354	(1,372)
Cumulative effect of adoption of ASU No. 2011-16, Accrual for Casino Jackpot Liability Reserve	—	—	646
Other comprehensive income (loss)	3,544	354	(726)
Comprehensive income (loss)	$32,026	$(19,042)	$(9,988)

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(doing business as Silver Legacy Resort Casino)

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

For the Years Ended December 31, 2013, 2012 and 2011

(In thousands)

	Galleon, Inc.	Eldorado Resorts LLC	Total
BALANCE, January 1, 2011	$47,915	$57,915	$105,830
Comprehensive loss:
Net loss	(4,631)	(4,631)	(9,262)
Other comprehensive income minimum pension liability adjustment	(686)	(686)	(1,372)
Cumulative effect of adoption of ASU No. 2011-16, Accrual for Casino Jackpot Liability Reserve	323	323	646
Total comprehensive loss	(4,994)	(4,994)	(9,988)
Balance, December 31, 2011 (1)	42,921	52,921	95,842
Comprehensive loss:
Net loss	(9,698)	(9,698)	(19,396)
Other comprehensive income minimum pension liability adjustment	177	177	354
Total comprehensive loss	(9,521)	(9,521)	(19,042)
Discount on Member Notes	4,300	4,300	8,600
Balance, December 31, 2012 (2)	37,700	47,700	85,400
Comprehensive income:
Net income	14,241	14,241	28,482
Other comprehensive income minimum pension liability adjustment	1,772	1,772	3,544
Total comprehensive income	16,013	16,013	32,026
Members’ distributions	(763)	(763)	(1,526)
BALANCE, December 31, 2013 (3)	$52,950	$62,950	$115,900

(1)   Balances include Accumulated Other Comprehensive Loss totaling ($2,134,000) comprised of ($1,067,000) each for Galleon, Inc. and ELLC.

(2)   Balances include Accumulated Other Comprehensive Loss totaling ($1,780,000) comprised of ($890,000) each for Galleon, Inc. and ELLC.

(3)   Balances include Accumulated Other Comprehensive Income totaling 1,764,000 comprised of 882,000 each for Galleon, Inc. and ELLC.

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(doing business as Silver Legacy Resort Casino)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013, 2012 and 2011

(In thousands)

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$28,482	$(19,396)	$(9,262)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	11,270	12,578	14,437
Amortization of debt discounts and issue costs	2,320	389	597
Pay-in-kind interest on Member Notes	763	94	—
Loss on disposition of assets	66	13	122
Gain on extinguishment of debt, net	(23,960)	(2,568)	—
Increase in accrued pension cost	670	753	533
Provision for (benefit of) doubtful accounts	73	162	(66)
(Increase) decrease in cash value of insurance policies in excess of premiums paid	(602)	(558)	23
Reorganization items	407	8,621	—
Changes in current assets and current liabilities:
Accounts receivable	803	(289)	(1,338)
Inventories	(156)	(29)	78
Prepaid expenses and other	(797)	(106)	(299)
Accounts payable	(2,225)	1,872	46
Accrued interest	63	(4,582)	—
Accrued and other liabilities	540	1,142	72

Net cash provided by (used in) operating activities before reorganization items	17,717	(1,904)	4,943
Net cash used for reorganization activities	(445)	(9,418)	—

Net cash provided by (used in) operating activities	17,272	(11,322)	4,943

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of assets	27	1	58
Increase (decrease) in other assets	235	(387)	(226)
Purchase of property and equipment	(2,624)	(2,295)	(2,685)

Net cash used in investing activities	(2,362)	(2,681)	(2,853)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from New Credit Facility	90,500	—	—
Payments on Senior Credit Facility	(6,500)	—	—
Repayment of Senior Credit Facility	(63,500)	—	—
Extinguishment of Second Lien Notes	(29,416)	—	—
Fees and interest paid on extinguishment of Second Lien Notes	(2,481)	—	—
Distribution to Members	(1,526)	—	—
Debt issuance costs	(1,625)	(7,624)	—
Proceeds from Senior Credit Facility	—	70,000	—
Extinguishment of mortgage notes	—	(140,232)	—
Issuance of Second Lien Notes	—	55,871	—
Proceeds from Member Notes	—	15,000	—

Net cash used in financing activities	(14,548)	(6,985)	—

CASH AND CASH EQUIVALENTS:
Net increase (decrease) for the year	362	(20,988)	2,090
Balance, beginning of year	12,756	33,744	31,654

Balance, end of year	$13,118	$12,756	$33,744

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during period for interest	$6,682	$18,021	$14,459
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES:
Payables for purchase of property and equipment	$43	$35	$446
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
Discount on Member Notes	$—	$8,600	$—

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE, LLC

(doing business as Silver Legacy Resort Casino)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization, Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation and Operations

Effective March 1, 1994, Eldorado Limited Liability Company (a Nevada limited liability company owned and controlled by Eldorado Resorts LLC) (“ELLC”) and Galleon, Inc. (a Nevada corporation owned and controlled by MGM Resorts International and previously owned and controlled by Mandalay Resort Group) (“Galleon” and, collectively with ELLC, the “Partners” and subsequent to the LLC conversion, “Members”), entered into a joint venture agreement to establish Circus and Eldorado Joint Venture, a Nevada general partnership. In connection with the reorganization of the Partnership in bankruptcy, on July 1, 2013, the Partnership was converted into a Nevada limited liability company known as Circus and Eldorado Joint Venture, LLC (see Note 2). As used herein, the “Partnership” refers to Circus and Eldorado Joint Venture prior to the conversion date and Circus and Eldorado Joint Venture, LLC after the date of the conversion.  The Partnership owns and operates a casino and hotel located in Reno, Nevada (“Silver Legacy”), which began operations on July 28, 1995. ELLC contributed land to the Partnership with a fair value of $25.0 million and cash of $26.9 million for a total equity investment of $51.9 million. Galleon contributed cash to the Partnership of $51.9 million to comprise their total equity investment.  Each Member has a 50% interest in the Partnership.

The consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiary, Silver Legacy Capital Corp. (“Capital”). Capital was established solely for the purpose of serving as co-issuer along with the Partnership of $160 million in aggregate principal amount of 10 1/8% mortgage notes due March 1, 2012 (the “2012 Notes”) which, as discussed below, are no longer outstanding.  As such, Capital has no operations, assets or revenues.

Concurrent with the extinguishment of the 2012 Notes, the Partnership and Capital (collectively, the “Issuers”) co-issued $27.5 million in aggregate principal amount of new second lien notes (the “Second Lien Notes”) on November 16, 2012.  On November 8, 2013, a notice of optional redemption was provided to the holders of the Second Lien Notes stating that the Partnership and Capital elected to redeem and pay all of the outstanding Second Lien Notes at a redemption price equal to 103.0% of the principal amount of the Second Lien Notes on December 17, 2013. The redemption was conditioned upon the receipt of financing by the Issuers in an amount not less than $89.5 million pursuant to an amended and restated credit facility that was on terms and conditions satisfactory to the Issuers.  On December 16, 2013, the Partnership entered into a new $90.5 million senior secured credit facility (the “New Credit Facility”) and subsequently redeemed the Second Lien Notes on December 17, 2013 (see Note 8).

All intercompany accounts and transactions have been eliminated in consolidation. The Partnership operates as one segment.

Reclassifications

Certain reclassifications, which have no effect on previously reported net loss, have been made. The Partnership reclassified $0.8 million representing restructuring fees incurred during the year ended December 31, 2011 from “Selling, general and administrative” to “Restructuring fees” to conform to the 2012 presentation.

Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Partnership’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain Concentrations of Risk

The Partnership’s sole operations are in Reno, Nevada. Therefore, the Partnership is subject to risks inherent within the Reno market. To the extent that new casinos enter into the market or hotel room capacity is expanded, competition will increase. The Partnership may also be affected by economic conditions in the United States and globally affecting the Reno market or trends in visitation or spending in the Reno market.

Outstanding Chips and Tokens

The Partnership recognizes the impact on gaming revenues on an annual basis to reflect an estimate of the change in the value of outstanding chips and tokens that are not expected to be redeemed. This estimate is determined by measuring the difference between the total value of chips and tokens placed in service less the value of chips and tokens in the inventory of chips and tokens under our control. This measurement is performed on an annual basis utilizing methodology in which a consistent formula is applied to estimate the percentage value of chips and tokens not in custody that are not expected to be redeemed. In addition to the formula, certain judgments are made with regard to various denominations and souvenir chips and tokens.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, as well as investments purchased with maturities of three months or less at the date of acquisition. The carrying values of these investments approximate their fair values due to their short-term maturities.

Supplemental Executive Retirement Plan (“SERP”) Assets

Upon liquidation of the SERP life insurance contracts (see Note 4), the Partnership invested the funds in fixed income short-term investments, including certificates of deposits and bonds, with a maturity of less than twelve months. The assets will remain in the SERP trust custodial account until the payment of the benefits is made to the participants in October of 2014. The carrying value of these assets are representative of their fair value due to the short-term maturity of these instruments.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of casino accounts receivable. The Partnership issues markers to approved casino customers following background checks and assessments of creditworthiness. Trade receivables, including casino and hotel receivables, are typically non-interest bearing.

Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Partnership’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2013, there are no significant concentrations of credit risk (see Note 4).

Inventories

Inventories consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and operating supplies or the specific identification method for retail merchandise.

Property and Equipment

Property and equipment and other long-lived assets are stated at cost. Depreciation is computed using the straight-line method, which approximates the effective interest method over the estimated useful life of the asset as follows:

Estimated Service Life
(Years)
Building and other improvements	15-45
Furniture, fixtures, and equipment	3-15

Costs of major improvements are capitalized, while costs of normal repairs and maintenance that neither materially add to the value of the property nor appreciably prolong its life are expensed as incurred. Gains or losses on dispositions of property and equipment are included in the determination of operating income (loss).

The Partnership reviews its property and equipment and its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Partnership then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying amount of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying amount then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If the asset is still under development, future cash flows include remaining construction costs. An estimate of undiscounted future cash flows produced by the asset is compared to the carrying value to determine whether an impairment exists. If it is determined that the asset is impaired based on expected undiscounted future cash flows, a loss, measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, would be recognized. For assets to be disposed of, the Partnership recognizes the asset at the lower of carrying value or fair market value, less cost of disposal, as estimated based on comparable asset sales or solicited offers. As of December 31, 2013 and 2012, no events or changes in circumstances indicated that the carrying values of our long-lived assets may not be recoverable.

Revenue Recognition and Promotional Allowances

The Partnership recognizes as casino revenue the net win from gaming activities, which is the difference between gaming wins and losses. Hotel, food and beverage, and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer. Gaming revenues are recognized net of certain cash sales incentives and free play. The retail value of food, beverage, rooms and other services furnished to customers on a complimentary basis is included in gross revenues and then deducted as promotional allowances. The Partnership rewards customers, through the use of loyalty programs, with complimentaries based on amounts wagered or won that can be redeemed for a specified time period. The retail value of complimentaries is recorded as revenue and then is deducted as promotional allowances as follows (in thousands):

	Years ended December 31,
	2013	2012	2011
Food and beverage	$10,592	$8,975	$9,606
Rooms	6,637	5,865	6,150
Other	2,366	1,987	2,034
	$19,595	$16,827	$17,790

The estimated costs of providing such promotional allowances are included in casino expenses and consist of the following (in thousands):

	Years ended December 31,
	2013	2012	2011
Food and beverage	$7,379	$6,303	$6,789
Rooms	1,941	1,859	1,741
Other	1,742	1,688	1,901
	$11,062	$9,850	$10,431

Advertising

Advertising costs are expensed in the period the advertising initially takes place. Advertising costs included in selling, general and administrative expenses were $6.5 million, $6.0 million and $6.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Federal Income Taxes

The Partnership is not subject to income taxes; therefore, no provision for income taxes has been made, as the Members include their respective share of the Partnership income (loss) in their income tax returns. The Partnership limited liability company agreement provides for the Partnership to make distributions to the Members in an amount equal to the maximum marginal federal income tax rate applicable to any Member multiplied by the income (loss) of the Partnership for the applicable period (see Note 13). The Partnership made tax distributions totaling $1.5 million to the Members during the year ended December 31, 2013. No such distributions were made during the years ended December 31, 2012 and 2011.

Under the applicable accounting standards, the Partnership may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The accounting standards also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and disclosure requirements for uncertain tax positions. The Partnership had recorded no liability associated with uncertain tax positions at December 31, 2013 and 2012.

Debt Issuance Costs

The Partnership capitalizes debt issuance costs, which include legal and other direct costs related to the issuance of debt. The capitalized costs are amortized into interest expense over the contracted term of the debt using methods which approximate the effective interest method.

Fair Value of Financial Instruments

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Accordingly, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, there is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

Level 1: Inputs are based upon quoted prices (unadjusted) in active markets for identical assets or liabilities which are accessible as of the measurement date.

Level 2: Inputs are based upon quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations for the asset or liability that are derived principally from or corroborated by market data for which the primary inputs are observable, including forward interest rates, yield curves, credit risk and exchange rates.

Level 3: Inputs for the valuations are unobservable and are based on management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques such as option pricing models and discounted cash flow models.

The Partnership’s financial instruments consist primarily of cash and cash equivalents, SERP assets, accounts receivable, accounts payable, accrued liabilities and debt. Management believes that the carrying value of cash and cash equivalents, SERP assets, accounts receivable, accounts payable and accrued liabilities are representative of their respective fair values due to the short maturities of these instruments. The fair value of the New Credit Facility, based on quoted market prices, was approximately $90.5 million as of December 31, 2013. The fair values of our senior secured term loan and the Second Lien Notes, based on quoted market prices, were approximately $70.0 million and $23.1 million, respectively, as of December 31, 2012.

The Partnership valued its Member Notes using a discounted cash flow analysis incorporating contractual cash flows. The discount rate used in the analysis considered the credit worthiness of the Partnership and the seniority of the Member Notes based on Level 3 inputs. The fair value of our promissory notes due to the Members was approximately $7.2 million and $6.4 million as of December 31, 2013 and 2012, respectively (see Note 8).

Recently Issued Accounting Standards

In February 2013, the Financial Accounting Standards Board issued Accounting Standards Update No. 2013-02 (“ASU 2013-02”) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is an amendment to Topic 220-10 of the Accounting Standards Codification (“ASC”). The objective of ASU 2013-12 is to amend ASC Topic 220-10 and requires entities to provide information about amounts reclassified out of other comprehensive income by component. The Partnership is required to present, either on the face of the financial statements or in the notes, the amounts reclassified from other comprehensive income to the respective line items in the Statements of Comprehensive Income (Loss).  ASU 2013-02 was effective for the Partnership for fiscal years beginning after December 15, 2012. The Partnership adopted ASU 2013-02 in 2013 and it did not have a material impact on its consolidated financial statements.

Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2013 through March 31, 2014, the date the financial statements were issued.

Note 2. Restructuring

On March 5, 2002, the Issuers co-issued $160.0 million in aggregate principal amount of 10 1/8% Mortgage Notes due 2012 (the “2012 Notes”). In February 2009, the Partnership repurchased and retired $17.2 million in aggregate principal amount of the 2012 Notes. The repurchase reduced the aggregate principal amount of the 2012 Notes outstanding to $142.8 million.

The 2012 Notes matured on March 1, 2012.  The Partnership did not make the required principal payment and elected not to make the scheduled interest payment on the 2012 Notes on March 1, 2012, which constituted an event of default under the terms of the indenture governing the 2012 Notes.

On May 17, 2012, the Partnership and Capital (the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the District of Nevada in Reno, Nevada (the “Bankruptcy Court”) under chapter 11 of title 11 of the United States Code (the “Chapter 11 Case”).  The Partnership continued to conduct its business as debtors-in-possession under jurisdiction of the Bankruptcy Court and in accordance with applicable provisions of the bankruptcy code and the orders of the Bankruptcy Court.  In addition, the Bankruptcy Court authorized the Partnership to continue using its cash, including cash collateral securing the Partnership’s obligations with respect to the 2012 Notes, in the ordinary course of the Partnership’s business.

On June 1, 2012, the Debtors filed a plan of reorganization (the “Plan”) and related disclosure statement under chapter 11 of the Bankruptcy Court.  The Plan and related disclosure statement were amended and filed on June 29, 2012 and further amended on August 8, 2012.  The Bankruptcy Court held a hearing on October 22, 2012 and confirmed the Plan and approved the settlement agreement on October 23, 2012.

The terms of the Plan provided that the unsecured creditors of the Partnership would be paid in full and the holders of the 2012 Notes would receive available cash (as defined in the Plan) from the Partnership, $15.0 million in cash contributed to the Partnership by its Members (referred to as Partners prior to the LLC conversion), $70.0 million in cash financed with borrowings under a new $70.0 million senior secured credit facility (the “Senior Credit Facility”) and $27.5 million in aggregate principal amount of Second Lien Notes.

On November 16, 2012, the effective date as defined in the Plan, the Partnership emerged from bankruptcy.  Concurrently, the Partnership entered into the Senior Credit Facility, issued the Second Lien Notes and issued new subordinated debt (the “Member Notes”) in exchange for the $15.0 million contributed to the Partnership by its Members (Partners prior to the LLC conversion).  A final hearing was held and the Chapter 11 Case closed on March 20, 2013.

On November 8, 2013, a notice of optional redemption was provided to the holders of the Second Lien Notes stating that the Partnership and Capital elected to redeem and pay all of the outstanding Second Lien Notes at a redemption price equal to 103.0% of the principal amount of the Second Lien Notes on December 17, 2013. The redemption was conditioned upon the receipt of financing by the Issuers in an amount not less than $89.5 million pursuant to an amended and restated credit facility that was on terms and conditions satisfactory to the Issuers. The Second Lien Notes were redeemed on December 17, 2013.

In connection with the reorganization of the Partnership in the bankruptcy, the Partners agreed to convert the joint venture partnership into a Nevada limited liability company to be known as Circus and Eldorado Joint Venture, LLC (the “LLC”). The conversion occurred in accordance with Nevada law on July 1, 2013 and the LLC succeeded to and otherwise assumed all of the assets and liabilities of the Partnership, including all obligations under the Senior Credit Facility, Second Lien Notes and Member Notes. The Members in the LLC hold membership interests in the LLC in the same proportion as their former ownership interests in the Partnership, and the Operating Agreement of the LLC includes substantially the same provisions as those included in the prior Joint Venture Agreement with regard to management and operation of Silver Legacy.

Note 3. Accounts Receivable

Accounts receivable, net at December 31, 2013 and 2012 consisted of the following (in thousands):

	2013	2012
Casino receivables	$924	$1,092
Hotel receivables	1,489	2,092
Other receivables	919	1,170

	3,332	4,354
Less: allowance for doubtful accounts	(219)	(365)
Accounts receivable, net	$3,113	$3,989

Bad debt expense for the years ended December 31, 2013 and 2012 was $0.1 million and $0.2 million, respectively.  The bad debt benefit amount in 2011 was $0.1 million.

Note 4. Prepaid Supplemental Executive Retirement Plan Assets

Life insurance contracts were purchased to fund the Partnership’s SERP established in 2002. Effective October 1, 2013, the Partnership terminated the SERP and liquidated the life insurance contracts totaling $7.5 million. The Partnership expects to pay approximately $7.6 million, representing the cash surrender value of $7.5 million plus an additional $0.1 million from the Partnership’s operating cash flow, in benefits to the participants in October of 2014 representing the Partnership’s release from any further benefit payment obligations under the terms of the SERP plan document. The Partnership has received signed release agreements from all participants receiving less than their calculated accrued benefit obligations. The proceeds from the liquidation of the life insurance contracts were utilized to purchase fixed income investments with a maturity of less than twelve months and totaled $7.4 million as of December 31, 2013.

Note 5. Property and Equipment

Property and equipment at December 31, 2013 and 2012 consisted of the following (in thousands):

	2013	2012
Land and improvements	$28,405	$28,405
Building and other leasehold improvements	270,063	269,400
Furniture, fixtures, and equipment	106,723	107,544

	405,191	405,349
Less: accumulated depreciation	(207,041)	(198,559)
Property and equipment, net	$198,150	$206,790

Substantially all property and equipment of the Partnership is pledged as collateral against its long-term debt (see Note 8).

Note 6. Other Assets

Other assets, net at December 31, 2013 and 2012 consisted of the following (in thousands):

	2013	2012
China, glassware and silverware	$210	$210
Debt issuance costs, net	7,423	7,424
Cash surrender value of life insurance policies	—	6,822
Long term deposits	555
Other	13	802
	$8,201	$15,258

The initial inventory of china, glassware and silverware has been amortized to 50% of cost with the balance kept as base stock. Additional purchases of china, glassware and silverware are placed into inventory and expensed as used.

The Partnership incurred costs in connection with the issuance of the 2012 Notes in March of 2002, the Senior Credit Facility and Second Lien Notes in November of 2012, and the New Credit Facility in December 2013 (see Note 8). Debt issuance costs are capitalized when incurred and amortized to interest expense based on the related debt maturities using the straight-line method, which approximates the effective interest method. Debt issuance costs, net of amortization, related to the Senior Credit Facility and New Credit Facility included in other assets totaled $7.4 million at December 31, 2013. Debt issuance costs, net of amortization, related to the Senior Credit Facility included in other assets totaled $7.4 million at December 31, 2012. Debt issuance costs related to the Second Lien Notes totaled $0.2 million during the year ended December 31, 2012 and were netted against the gain recorded on the debt restructuring transaction described in Note 8. Accumulated amortization of debt issuance costs was $2.2 million and $0.3 million at December 31, 2013 and 2012, respectively. The amounts of amortization of debt issuance costs included in interest expense was $2.2 million, $0.3 million and $0.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

The cash surrender value of the SERP life insurance contracts was included in other assets at December 31, 2012 and totaled $6.8 million (see Notes 4 and 11).

Note 7. Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2013 and 2012 consisted of the following (in thousands):

	2013	2012
Accrued payroll and related	$1,876	$1,907
Accrued vacation	1,566	1,566
Accrued group insurance	476	377
Unclaimed chips and tokens	424	498
Accrued taxes	1,043	1,147
Advance room deposits	398	527
Progressive slot liability	1,369	1,046
Players’ club and free play liability	635	495
Other	1,695	1,406
	$9,482	$8,969

Note 8. Long-Term Debt

Long-term debt at December 31, 2013 and 2012 consisted of the following (in thousands):

	2013	2012
New Credit Facility	$90,500	$—
Member Notes 5% PIK, net of discount of $7,816 and $8,510, respectively	8,041	6,490
Senior Credit Facility	—	70,000
Second Lien Notes 10%/12% PIK, due 2018	—	55,871
Less current portion of long-term debt	(6,000)	(8,000)
	$92,541	$124,361

On December 16, 2013, the Partnership entered into a new senior secured term loan facility (the “New Credit Facility”) totaling $90.5 million to refinance its indebtedness under its then existing senior secured term loan (the “Senior Credit Facility”) and Second Lien Notes. The proceeds from the New Credit Facility, in addition to $7.0 million of operating cash flows, were used to repay $63.8 million representing principal and interest outstanding under the Senior Credit Facility, $31.7 million representing principal and interest related to the extinguishment of the Second Lien Notes, and $2.0 million in fees associated with the transactions. The New Credit Facility consists of a $60.5 million first-out tranche term loan and a $30.0 million last-out tranche term loan. The New Credit Facility matures on November 16, 2017 which was the maturity date of the Senior Credit Facility.

As of December 31, 2013, the Partnership had $98.5 million of long term debt (of which $6.0 million was current), including $90.5 million related to the New Credit Facility and $15.9 million of Member Notes with a carrying value of $8.1 million, net of an $7.8 million discount. The fees related to the New Credit Facility and Senior Credit Facility were capitalized. The fees related to the extinguishment of the Second Lien Notes were netted against the recognized gain.

The New Credit Facility is secured by a first priority security interest in substantially all of the Partnership’s existing and future assets, other than certain licenses which may not pledged under applicable law, and a first priority pledge of and security interest in all of the partnership interests in the Partnership held by its Members. The New Credit Facility is supported by:  (i) a secured guarantee by Capital and (ii) a pledge by each Member of $5.0 million cash collateral to secure the Partnership’s obligations under the New Credit Facility.

Pursuant to the credit agreement governing the New Credit Facility, the Partnership is required to make consecutive principal payments that permanently reduce the amount of the first-out tranche of the term loan based on the following quarterly schedule beginning on March 31, 2014: $1.0 million on the last business day in March 2014, $1.8 million on the last business day in June 2014, $2.0 million on the last business day in September 2014, and $1.2 million on the last business day in December 2014. For the years thereafter the following quarterly payment schedule will be followed: $1.0 million on the last business day in March and December and $1.5 million on the last business day in June and September.

Interest on the outstanding balances under the first-out tranche term loan is based on a LIBOR margin of 5.5%, with a 1% floor, or a base rate equal to the highest Prime Rate, the Federal Funds Rate 1.5% or one month LIBOR with a 2.5% floor and a margin of 4.5% with respect to base rate loans. Interest on the outstanding balances under the last-out tranche term loan is based on a LIBOR margin of 10.0%, with a 1% floor, or a base rate equal to the highest Prime Rate, the Federal Funds Rate 1.5% or one month LIBOR with a 2.5% floor and a margin of 9.0% with respect to base rate loans; provided, that if, at any time, the Partnership’s EBIDTA (as defined in the agreement) is less than $17.0 million for the immediately preceding four calendar quarters, the applicable interest margin for the last-out tranche term loan will be 12.0% for LIBOR rate loans and 11.0% for base rate loans, with 5.50% being cash pay and the remainder of such interest being paid in kind until such time as the Partnership’s EBITDA for the immediately preceding four calendar quarters is greater than or equal to $17.0 million. As of December 31, 2013, the interest rates for the first-out tranche and last-out tranche were 6.5% and 11.0%, respectively.

The credit agreement governing the New Credit Facility contains customary events of default and covenants, including covenants that, among other things, limit our ability to: (i)  incur additional indebtedness; (ii)  enter into, create, assume or suffer to exist liens; (iii)  pay dividends or make other restricted payments; (iv) pay dividends or make other restricted payments; (v) prepay subordinated indebtedness; (vi)  sell or dispose of a portion of our assets; (vii)  make capital expenditures; (viii) to enter into certain types of transactions with affiliates; and (ix) make acquisitions or merge or consolidate with another entity. In addition, the credit agreement governing the New Credit Facility requires us to meet specified financial tests on an ongoing basis, and contains certain financial covenants, including the following:

•                  The Partnership is required to maintain a minimum fixed charges coverage ratio (EBITDA less capital expenditures to interest charges plus principal payments, as defined in the agreement) of: (i) 1.15 to 1.0 for the quarter ended December 31, 2013 through December 31, 2015; and (ii) 1.20 to 1.0 for all quarters thereafter.

•                  The Partnership is required to maintain a maximum first-out leverage ratio (total first-out tranche of debt to EBITDA, as defined in the agreement) of: (i) 3.25 to 1.0 for the quarters ended December 31, 2013 through December 31, 2014; (ii) 3.00 to 1.0 for the quarters ended March 31, 2015 through December 31, 2015; (iii) 2.75 to 1.0 for the quarters ended March 31, 2016 through December 31, 2016; and (iv) 2.50 to 1.0 for all quarters thereafter.

•                  The Partnership is required to maintain a minimum liquidity (the sum of cash and cash equivalents, as defined in the agreement) of not less than: (i) $8.5 million for the quarter ended December 31, 2013 through March 31, 2014; and (ii) $10.0 million for all quarters thereafter.

•                  The Partnership is required to maintain a minimum EBITDA (as defined in the agreement) of: (i) $17.0 million for the quarter ended December 31, 2013 and all quarters thereafter.

As of December 31, 2013, the Partnership was in compliance with all of the covenants in the credit agreement governing the New Credit Facility. The entire principal amount then outstanding under the New Credit Facility becomes due and payable on November 16, 2017.

On December 17, 2013, the Partnership redeemed and paid all of the outstanding Second Lien Notes at a redemption price equal to 103.0% of the principal amount. The principal outstanding as of the redemption date totaled $29.4 million and the premium paid to the holders on record was $0.8 million. Additionally, the Partnership paid $1.5 million in interest owed for the period from June 16, 2013 through the redemption date. In connection with the extinguishment of the Second Lien Notes, the Partnership recognized a gain of $24.0 million, net of cash interest, the premium and associated fees, representing the difference between the estimated future cash payments of

$55.9 million, including principal of $27.5 million and paid-in-kind interest through the maturity date of $28.4 million, and the outstanding amount redeemed.

As of December 31, 2013, the Member Notes totaling $15.9 million, including paid-in-kind interest, were payable to our Members. The Member Notes are subordinate to the New Credit Facility and bear interest at a rate of 5% paid-in-kind per annum, payable semi-annually on June 15 and December 15, beginning on June 15, 2013. Due to the below-market interest rate, interest was imputed on the Member Notes at an estimated market rate of 23%. At issuance in November 2012, a discount in the amount of $8.6 million was recorded on the Member Notes with the offset to Members’ equity based on the present value of expected cash flows. The discount is being amortized as interest expense over the expected life of the notes using the effective interest method.  Each of the Member Notes is subject to voluntary prepayment, in whole and part, without premium or penalty and mature on May 16, 2018. The obligations under the Member Notes are unsecured and are not guaranteed by any third party.

Note 9. Other Long-term Liabilities

Other long-term liabilities (see Note 4 and Note 11) at December 31, 2013 and 2012 consisted of the following (in thousands):

	2013	2012
Accrued SERP long-term liability	$—	$8,700
SERP additional minimum liability	—	1,780
Total other long-term liabilities	—	10,480

Note 10. Related Parties

An affiliate of each of the Members owns and operates a casino attached and adjacent to Silver Legacy. Our Members may be deemed to be in a conflict of interest position with respect to decisions they make relating to the Partnership as a result of the interests their affiliates have in the Eldorado Hotel & Casino and Circus Circus Hotel & Casino-Reno, respectively.

The Partnership believes that all of the transactions mentioned below are on terms at least as favorable to the Partnership as would have been obtained from an unrelated party.

Silver Legacy has utilized an aircraft owned by Recreational Enterprises, Inc. (“REI”), for the purpose of providing air service to select customers. During the years ended December 31, 2013, 2012 and 2011, the Partnership paid $20,800, $9,100 and $27,600, respectively, for such services. Although there is no agreement obligating the Partnership to utilize the plane or entitling it to do so, it is anticipated the Partnership will continue to utilize this service from time to time in the future on terms mutually acceptable to the parties. REI, which owns 47.8% of ELLC, is owned by various members of the Carano family, including Gary L. Carano, Silver Legacy’s General Manager, Glenn T. Carano, Silver Legacy’s Executive Director of Marketing, and Gene R. Carano, the General Manager of Eldorado Hotel & Casino, each of whom owns an approximately 10.1% beneficial interest in REI, and Donald L. Carano, the father of Gary, Glenn and Gene Carano, who owns an approximate 49.5% interest in REI.

Silver Legacy’s marketing and sales departments have utilized a yacht owned by Sierra Adventure Equipment Leasing, Inc. (“Sierra Leasing”) at a flat rate per trip of $3,000 ($2,500 if the trip was shared with our Member, ELLC) for various promotional events. The payments made by the Partnership to Sierra Leasing for the use of the yacht totaled $12,500, $17,800 and $15,500 during 2013, 2012 and 2011, respectively. Although there is no agreement obligating the Partnership to utilize the yacht or entitling it to do so, it is anticipated that the Partnership will continue to utilize this service from time to time in the future on terms mutually acceptable to the parties. Sierra Leasing is owned by Donald L. Carano, the father of Gary L. Carano, Silver Legacy’s General Manager, Glenn T. Carano, Silver Legacy’s Executive Director of Marketing, and Gene R. Carano, the General Manager of Eldorado Hotel & Casino.

ELLC owns the skywalk that connects Silver Legacy with the Eldorado Hotel & Casino. The charges from the service provider for the utilities associated with this skywalk are billed to the Partnership together with the charges for the utilities associated with Silver Legacy. Such charges are paid to the service provider by the Partnership, and the Partnership is reimbursed by ELLC for the portion of the charges allocable to the utilities provided to the skywalk. The charges for the utilities provided to the skywalk during the years ended December 31, 2013, 2012, and 2011 were $57,800, $52,500 and $52,200, respectively.

Since 1998, the Partnership has purchased from ELLC homemade pasta and other products for use in the restaurants at Silver Legacy and it is anticipated that the Partnership will continue to make similar purchases in the future. For purchases of these products during the years ended December 31, 2013, 2012 and 2011, which are billed to the Partnership at cost plus associated labor, the Partnership paid ELLC $46,200, $55,600 and $56,900, respectively.

Beginning in October 2005, the Partnership began providing on-site laundry services for ELLC related to the cleaning of certain types of linens. Although there is no agreement obligating ELLC to utilize this service, it is anticipated that the Partnership will continue to provide these laundry services in the future. The Partnership charges ELLC for labor and laundry supplies on a per unit basis which totaled $143,100, $135,400 and $129,100 during the years ended December 31, 2013, 2012 and 2011, respectively.

In April 2008, the Partnership and ELLC began combining certain back-of-the-house and administrative departmental operations, including purchasing, advertising, information systems, surveillance, engineering, and various shared management positions of the Eldorado Hotel & Casino and Silver Legacy in an effort to achieve payroll cost savings synergies at both properties. Payroll costs associated with the combined operations are shared equally and are billed at cost plus an estimated allocation for related benefits and taxes. During the years ended December 31, 2013, 2012 and 2011, the Partnership reimbursed ELLC $584,300, $602,200 and $654,800, respectively, for the Partnership’s allocable portion of the shared administrative services costs associated with the operations performed at the Eldorado Hotel & Casino. During the years ended December 31, 2013, 2012 and 2011, ELLC reimbursed the Partnership $259,700, $313,200 and $307,000, respectively, for Eldorado’s allocable portion of the shared administrative services costs associated with the operations performed at Silver Legacy.

The Partnership utilizes 235 spaces in the parking garage at Circus Circus Hotel and Casino to provide parking for employees of Silver Legacy. In consideration for its use of the spaces, the Partnership pays Circus Circus Hotel and Casino rent in the amount of $5,000 per month. The Partnership also utilizes an uncovered parking lot adjacent to Circus Circus Hotel and Casino for oversize vehicles. In consideration for its use of the space, the Partnership pays Circus Circus Hotel and Casino rent in the amount of $800 per month.  Although there is no agreement obligating the Partnership to continue utilizing the spaces or entitling it to do so, it is anticipated that the Partnership will continue this agreement for the foreseeable future.

As of December 31, 2013, the Partnership’s related parties receivable was $0.2 million and payable was $0.3 million. As of December 31, 2012, the Partnership’s related parties receivable was $0.2 million and payable was $0.4 million.  Related parties receivable and payable are included in “Accounts receivable, net” and “Accounts payable,” respectively, on the Partnership’s consolidated balance sheets.

Note 11. Employee Retirement Plans

The Partnership instituted a defined contribution 401(k) plan in September 1995 which covers all employees who meet certain age and length of service requirements and allowed for an employer contribution up to 25 percent of the first six percent of each participating employee’s compensation. Plan participants can elect to defer before tax compensation through payroll deductions. Those deferrals are regulated under Section 401(k) of the Internal Revenue Code. In conjunction with implemented cost savings programs, the Partnership discontinued the employer matching contribution in February 2009. As a result, the Partnership did not make any matching contributions during the years ended December 31, 2013, 2012 and 2011. Effective February 1, 2014, the Partnership reinstated an employer matching contribution up to 25 percent of the first four percent of each participating employee’s compensation.

Effective January 1, 2002, the Partnership adopted a Supplemental Executive Retirement Plan (“SERP”) for a select group of highly compensated management employees. The SERP provides for a lifetime benefit at age 60, based on a formula which takes into account a participant’s highest annual compensation, years of service, and executive level. The SERP also provides an early retirement benefit at age 55 with at least four years of service, a disability provision, and a lump sum death benefit. The obligation is being funded through life insurance contracts on the participants and related cash surrender value. The Partnership’s periodic pension costs were $0.7 million, $0.8 million and $0.4 million, respectively, for the years ended December 31, 2013, 2012 and 2011. Effective October 1, 2013, the Partnership terminated the SERP and liquidated the life insurance contracts (see Note 4).

The following information summarizes activity in the SERP for the years ended December 31, 2013 and 2012 (in thousands):

	2013	2012
Changes in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$10,555	$10,156
Service cost	—	28
Interest cost	348	400
Actuarial (gain) loss	(3,221)	46
Benefits paid	(75)	(75)
Projected benefit obligation at end of year	$7,607	$10,555
Fair value of plan assets at end of year (1)	$—	$—

	2013	2012
Reconciliation of Funded Status:
Funded status	$(7,607)	$(10,555)
Unrecognized actuarial (gain) loss	(1,764)	1,780
Unrecognized prior service cost	—	—
Net amount recognized	$(9,371)	$(8,775)

Amounts Recognized on the Consolidated Balance Sheet:
Accrued net pension cost	$(7,607)	$(8,775)
Additional minimum liability	—	(1,780)
Accumulated other comprehensive (income) loss	(1,764)	1,780
Net amount recognized	$(9,371)	$(8,775)

Weighted Average Assumptions:
Discount rate used to determine benefit obligations (2)	0.38%/6.00%	3.31%
Discount rate used to determine net periodic benefit cost (2)	3.31%	3.96%
Rate of compensation increase	—	3.50%

(1)         While the SERP is an unfunded plan, the Partnership was funding the plan through life insurance contracts on the participants. Effective October 1, 2013, the SERP was terminated and the life insurance contracts were subsequently liquidated. The cash surrender value at December 31, 2013 was $7.4 million and is included in the Partnership’s current assets because the benefits will be paid to the participants in 2014. The life insurance contracts had a cash surrender value totaling $6.8 million and a face values of $12.2 million at December 31, 2012.

(2)         The discount rate utilized as of December 31, 2013 to determine the present value of the lump-sum benefit payments was 6.0% as specified in the SERP plan document.  Additionally, a discount rate of 0.38%, based on an average of the Citigroup Pension Liability Index for six months and one year, was utilized to determine the present value of the benefit payments for the period from January 1, 2014 through October 1, 2014, which is the expected benefit payment date. The discount rate utilized as of December 31, 2012 was based on the Citigroup Pension Liability Index with a maturity of 32 years.

The components of net periodic pension cost were as follows for the years ended December 31, 2013, 2012 and 2011 (in thousands):

	2013	2012	2011
Components of Net Pension Cost:
Current period service cost	$—	$28	$—
Interest cost	348	400	406
Amortization of prior service cost	322	399	—
Net expense	$670	$827	$406

Benefit payments, which reflect expected future service as appropriate, totaling $7.6 million are expected to be paid in 2014 as a result of the termination of the SERP representing the Partnership’s release from any further benefit payment obligations under the terms of the SERP plan document.

Note 12. Commitments and Contingencies

Operating Leases

The Partnership leases land and equipment under operating leases. Future minimum payments under noncancellable operating leases with initial terms of one year or more consisted of the following at December 31, 2013 (in thousands):

2014	$49
2015	49
2016	34
Thereafter	—
$132

Total rental expense under operating leases was $0.5 million for each of the years ended December 31, 2013, 2012 and 2011, respectively, which include rental payments associated with cancellable operating leases with terms less than one year.

Litigation

The Partnership is party to various litigation arising in the normal course of business. Management is of the opinion that the ultimate resolution of these matters will not have a material effect on the financial position or the results of operations of the Partnership.

Sales and Use Tax

In March 2008, the Nevada Supreme Court ruled, in a case involving another gaming company, that food and non-alcoholic beverages purchased for use in providing complimentary meals to customers and to employees were exempt from use tax. The Partnership had previously paid use tax on these items and had generally filed for refunds totaling approximately $1.5 million for the periods from February 2000 to February 2008 related to this matter, which refunds had not been paid. The Partnership claimed the exemption on sales and use tax returns for periods after February 2008 in light of this Supreme Court decision and had not accrued or paid any sales or use tax for those periods. In February 2012, the Nevada Department of Taxation asserted that customer complimentary meals and employee meals are subject to sales tax on a prospective basis commencing February 15, 2012. In July 2012, the Nevada Department of Taxation announced that sales taxes applicable to such meals were due and payable without penalty or interest at the earlier of certain regulatory, judicial or legislative events or June 30, 2013. The Nevada Department of Taxation’s position stemmed from a Nevada Tax Commission decision concerning another gaming company which stated that complimentary meals provided to customers are subject to sales tax at the retail value of the meal and employee meals are subject to sales tax at the cost of the meal. The Clark County District Court subsequently issued a ruling in such case that held that complimentary meals provided to customers were subject to sales tax, while meals provided to employees were not subject to sales tax. This decision had been appealed to the Nevada Supreme Court.

In June 2013, the Partnership and other similarly situated companies entered into a global settlement agreement with the Nevada Department of Taxation that, when combined with the contemporaneous passage of legislation governing the prospective treatment of complimentary meals (“AB 506”), resolved all matters concerning the prior and future taxability of such meals. AB 506 provides that complimentary meals provided to customers and employees after the effective date of the bill are not subject to either sales or use tax. Under the terms of the global settlement, the Partnership agreed to withdraw the refund request and the Nevada Department of Taxation agreed to drop its assertion that sales tax was due on such meals up to the effective date of AB 506. Since the Partnership did not previously accrue either the claims for refund of use taxes or any liability for sales taxes that the Nevada Department of Taxation may have asserted prior to entering the global settlement agreement, there is no financial statement impact of entering into the settlement agreement.

In conjunction with filing the refund claim, the Partnership entered into a professional services agreement with an advisory consultant on a contingency fee basis. In August 2013, the Partnership received a letter from the advisory consultant seeking payment for contingency fees based on unsubstantiated services rendered in connection with the aforementioned global settlement agreement. The Partnership received a credit refund from the State of Nevada in September 2013 in accordance with the settlement agreement and has paid the advisory consultant $39,800 representing the agreed upon contingency fee.  However, the Partnership denies any additional obligations under the contingent fee basis claim as no additional amounts where ever recovered by the Partnership under the terms of the agreement.

Note 13. Limited Liability Company Agreement

The Partnership’s limited liability company agreement provides for, among other items, profits and losses to be allocated to the Members in proportion to their percentage interests, separate capital accounts to be maintained for each Member, provisions for management of the Partnership and payment of distributions and bankruptcy and/or dissolution of the Partnership.

In connection with the reorganization of the Partnership in the bankruptcy, the Members agreed to convert the joint venture partnership into a Nevada limited liability company to be known as Circus and Eldorado Joint Venture, LLC. The conversion occurred in accordance with Nevada law on July 1, 2013 and the LLC succeeded to and otherwise assumed all of the assets and liabilities of the Partnership, including all obligations under the Senior Credit Facility, Second Lien Notes and Member Notes. The Members in the LLC hold membership interest in the LLC in the same proportion as their former ownership interests in the Partnership, and the Operating Agreement of the LLC includes substantially the same provisions as those included in the prior Joint Venture Agreement with regard to management and operation of Silver Legacy.

There were no distributions for the years ended December 31, 2013, 2012 and 2011 other than tax distributions (see Note 1).

Note 14.  ELLC Merger Agreement

On September 9, 2013 a subsidiary of ELLC entered into a merger agreement, which was amended on November 18, 2013 and February 13, 2014, with MTR Gaming Group Inc.  The merger is expected to close in the second quarter of 2014. Consummation of the merger is subject to numerous conditions and regulatory approvals. Following the completion of the merger, Gary Carano will serve as Chief Executive Officer and Chairman of the Board of Directors of the merged entity and will resign from his position of Chief Executive Officer of Circus and Eldorado Joint Venture, LLC and President and Chief Executive Officer of Silver Legacy Capital Corp.